Eaton Vance Senior Floating-Rate Trust
Two International Place
Boston, MA  02110
Telephone: (800) 225-6265
November 9, 2012
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Valerie J. Lithotomos

Re:	Rule 461 Request for Acceleration of Effective Date
Eaton Vance Senior Floating-Rate Trust (the “Trust”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (333-172870; 811-21411)

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust and Eaton Vance Distributors, Inc., the principal underwriter of the Trust (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Pre-Effective Amendment No. 2 to Registration Statement (the “Amendment”), which was filed today, November 9, 2012, to become effective as soon as practicable on November 14, 2012.

In connection with such request the Trust and the Distributor acknowledge that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Trust and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

EATON VANCE SENIOR FLOATING-RATE TRUST

By:	/s/ Maureen A. Gemma
Name:	Maureen A. Gemma
Title:	Secretary

EATON VANCE DISTRIBUTORS

By:	/s/ Frederick S. Marius
Name:	Frederick S. Marius
Title:	Vice President, Secretary Clerk and Chief Legal Officer